UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Forte Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

34962G109

(CUSIP Number)

Paul A. Wagner, Ph.D.

President and Chief Executive Officer

Forte Biosciences, Inc.

1124 W Carson Street

MRL Building 3-320

Torrance, CA 90502

(310) 618-6994

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34962G109

(1)	Names of Reporting Persons Paul A. Wagner, Ph.D.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	SOURCE of Funds (See Instructions) PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place Of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,279,049 (1)
	(8)	Shared Voting Power 0
	(9)	sole dispositive power 1,279,049 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,279,049 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.1% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Percentage calculated based on 14,079,057 outstanding shares of Common Stock of Forte Biosciences, Inc. (the “Issuer”), which is the total number of shares of Common Stock of the Issuer outstanding as of June 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 2021.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on June 25, 2020 (the “Schedule 13D”) by Paul A. Wagner, Ph.D. (the “Reporting Person”) relating to the Common Stock of Forte Biosciences, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:

(a) and (b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover page of this Amendment are incorporated herein by reference. As of the close of business on September 7, 2021, the Reporting Person beneficially owned 1,279,049 shares of Common Stock, representing approximately 9.1% of the outstanding shares of Common Stock of the Issuer. The percentage in this paragraph relating to beneficial ownership is based on 14,079,057 outstanding shares of Common Stock of the Issuer, which is the total number of shares of Common Stock of the Issuer outstanding as of June 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 16, 2021

(c) On September 7, 2021, as previously reported on a Form 4 filed with the Securities and Exchange Commission, the Reporting Person sold 1,000,000 shares of Common Stock of the Issuer. The sale was effected in an ordinary brokerage transaction, in multiple trades ranging from $4.1403 to $4.64, at a weighted average sale price of $4.3471.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2021
Date

/s/ Paul A. Wagner, Ph.D.
Signature

Paul A. Wagner, Ph.D.
Name/Title